UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **August 8, 2006**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Termination of a Material Definitive Agreement

On May 23, 2006 we filed a Current Report on Form 8-K reporting the adoption of a cash bonus plan for John C. Orr, our President and Chief Executive Officer. We hereby retract the information provided in that Form 8-K in its entirety and advise that the Form 8-K filed on May 23, 2006 was an erroneous filing. The filing of such report resulted from a miscommunication among certain members of management regarding the discussions of the Compensation Committee at its February 2006 meeting. While our Compensation Committee has and continues to discuss setting forth performance requirements and specific performance criteria, it has not taken any action. The award of any cash bonus for John C. Orr was and continues to be left to the discretion of the Compensation Committee as disclosed in our Proxy Statement filed on March 16, 2006, under the Compensation Committee Report on Executive Compensation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.
(Registrant)

DATE August 8, 2006

By: /s/ Donald A. Merril
Donald A. Merril
Vice President,
Chief Financial Officer and Secretary